Filed pursuant to Rule 433
Registration Statement No. 333-164563
Zion Oil & Gas Newsletter

December 3, 2010

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Dear Shareholder and/or Friend of Zion

Zion's CEO, Richard Rinberg, at the Knesset on Tuesday, November 30, 2010

This past week, representing Zion Oil & Gas, I visited the Knesset to attend a meeting of the Economic Affairs Committee. There was a presentation by Noble Energy regarding their Tamar gas discovery, offshore Israel. There is much discussion in Israel regarding royalties and taxation as applied to the oil and gas industry and, of course, there are opposing sides.

The government would like a larger share of the economic pie resulting from any oil or gas finds and those in the oil and gas industry would prefer the current situation to remain unchanged, so that multi-year projects can be planned and properly assessed for economic viability. The current uncertainty does not help either side, so we hope that the royalty and taxation issue will be resolved without too much delay.

Also present at the Knesset Economic Affairs Committee meeting was an Israeli company drilling onshore Israel, but to the south of Zion's exploration areas. Just this week, they issued an estimate, based on two reports (by international firms Baker-Hughes and Greensand), of the amount of oil that they claim to have discovered onshore Israel. They reported that have had already sold 6,000 barrels of oil, claim proven reserves of 2.2 million barrels of oil and possible reserves of up to 56 million barrels of oil in their field.

At Zion Oil, with world class discoveries of gas offshore and now a recent credible discovery of oil onshore Israel, we are eager to reach the drilling targets of our current well. As you can read below, we are drilling at a depth of 3,482 meters (11,424 feet) and believe that we are now drilling within our secondary target (the Triassic). To confirm our belief, we are collecting samples for biostratigraphic testing. However, our primary target is the Permian and, at our present rate of drilling, we should reach Permian lithology (i.e. Permian age rocks) early in 2011.

The Geophysical Institute of Israel team visit the Ma'anit-Joseph #3 well

On Wednesday, December 1, 2010, a team from the Geophysical Institute of Israel (GII) visited our Ma'anit-Joseph #3 drill site. Having gathered seismic data for us, they were interested to learn how our drilling was proceeding and view our operations.

In order to update you, here is this week's operational update

Drilling Operations at the Ma'anit-Joseph #3 Wellsite

The drilling rig at the Ma'anit-Joseph #3 wellsite on December 1, 2010

On August 26, 2010, drilling operations began on the Ma'anit-Joseph #3 well, in our Joseph License area, onshore Northern Israel.

During the past several weeks, we have been steadily drilling an 8-1/2” hole.  Aside from routine bit changes due to normal wear and testing of the blow out prevention (BOP) equipment, drilling has been proceeding without interruption.

As of Friday December 3, we have achieved a depth of approximately 3,482 meters (11,424 feet).  We will continue to drill an 8-1/2” hole to an approximate depth of 4,380 meters (14,370 feet) at which point we will obtain the next set of open-hole logs and set the next casing string.

Rights Offering

Our stockholders have already subscribed to purchase approximately 3,370,000 Units of Zion's securities from the approximately 3,800,000 Units available under the offering. In other words, our stockholders have already subscribed to purchase almost 90% of the Units available in the rights offering.

As I noted in our press release of November 19th, in order to be fair to all and allow every qualifying stockholder, whatever the size of their holding, the chance to exercise their rights, we decided to extend the rights offering to 5:00 p.m. Eastern Standard time on December 15, 2010. For many reasons, it is highly unlikely that we will extend beyond December 15th.

You may wish to review the Frequently Asked Questions (FAQs) relating to the rights offering on our website at:  www.zionoil.com/investor-center

If you wish to participate in Zion's Rights Offering, please do so without delay.

If you have a query, please call Zion's office (toll free): 1-888-TX1-ZION or 1-888-891-9466

Chanukah

On Wednesday night, December 1st, the festival of Chanukah arrived. The festival, also known as the Festival of Lights, is an eight-day Jewish holiday commemorating the rededication of the Second Temple in Jerusalem, at the time of the Maccabean Revolt of the 2nd century BCE.

Chanukah also commemorates the "miracle of the oil". At the re-dedication following the victory of the Maccabees over the Seleucid Empire, there was only enough consecrated oil to fuel the eternal flame in the Temple for one day. However, miraculously, the oil burned for eight days, which was the length of time it took to press, prepare and consecrate fresh oil.

The festival is observed by the kindling of the lights of a Menorah - one additional light on each night of the holiday.

As you can see from the photograph at the top of this update (taken at an inner courtyard of the Knesset) the Menorah, symbolizing 'light' is an important symbol of Israel.

Of course, at Zion, all of us are praying for a current day 'miracle of the oil'...

In the spirit of Chanukah, at the request of Zion's Founder and Chairman of the Board, John Brown, Zion’s office staff in Dallas will have Rabbi Zakon stopping by to teach about this Jewish holiday. There will be gifts of Menorahs, Candles and Draydels (spinning tops) with chocolate coins inside, for both staff and guests.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION or 1-888-891-9466.

Contact Information

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More information about Zion is available at www.zionoil.com or by contacting Mike Williams at

Zion Oil & Gas, Inc.

6510 Abrams Rd., Suite 300,

Dallas, TX 75231

telephone 1-214-221-4610

email: dallas@zionoil.com